Travel.win LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Travel.win LLC
Fort Lauderdale, FL

We have reviewed the accompanying financial statements of Travel.win LLC (the company), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Travel.win LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
February 20, 2023

Travel.win LLC
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.e	$ 251,538	$ 402,371
Commission receivable	1.g	4,064	2,973
Prepaid insurance		6,735	12,882
Total Current Assets		262,337	418,226
Noncurrent Assets			
Property, plant, and equipment, net	2	10,100	891
Intangible contract assets, net	3	85,278	91,944
Total Noncurrent Assets		95,378	92,835
Total Assets		357,715	511,061
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Trade accounts payable		1,738	832
Accrued expenses		17,564	26,534
Total Current Liabilities		19,302	27,366
Total Liabilities		19,302	27,366
Members' Equity	4	338,413	483,695
Total Liabilities & Members' Equity		$ 357,715	$ 511,061

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Travel.win LLC
Statement of Income (Unaudited)
For the years ended December 31, 2022 and 2021

	Note		2022		2021
Revenues	6	$	102,906	$	135,747
Cost of Revenues	1.l		27,761		67,517
Gross Profit (Loss)			75,145		68,230
Operating Expenses					
Communications and information technology			52,263		26,207
Salaries and wages	5		50,000		20,500
Legal and other professional fees and services			41,178		23,320
Advertising and promotion			37,235		105,163
Insurance			16,385		7,402
Memberships and licenses			10,439		14,452
Depreciation and amortization	2, 3		9,157		8,277
Other operating expense			3,770		3,190
Total Operating Expenses			220,427		208,511
Net Income (Loss)		$	(145,282)	$	(140,281)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Travel.win LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Additional Paid-In Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2021	$ 323,976	$ -	$ 323,976
Net income (loss)	-	(140,281)	(140,281)
Issuance of Class B Shares	300,000	-	300,000
Balance at December 31, 2021	623,976	(140,281)	483,695
Net income (loss)	-	(145,282)	(145,282)
Balance at December 31, 2022	$ 623,976	$ (285,563)	$ 338,413

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Travel.win LLC
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

		2022		2021
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(145,282)	$	(140,281)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Depreciation and amortization		9,157		8,277
(Increase) decrease in operating assets, net of effects of businesses acquired				
Accounts receivable		(1,091)		(2,973)
Prepaid expenses		6,147		(12,882)
Other assets		-		(9,500)
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		(8,064)		2,105
Net Cash Provided by (Used in) Operating Activities		(139,133)		(155,254)
Cash Flows from Investing Activities				
Purchase of property, plant, and equipment		(11,700)		(2,499)
Cash Flows from Financing Activities				
Proceeds from issuance of Class B shares		-		300,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		(150,833)		142,247
Cash, cash equivalents, and restricted cash at beginning of year		402,371		260,124
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	251,538	$	402,371

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Travel.win LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Travel.win LLC (the Company) is a travel loyalty platform provider that makes it easy for financial institutions, loyalty providers and consumer marketplaces to increase revenue and customer retention by offering a branded travel product. We enable our partners to create a customized travel store that adds value and creates consumer engagement for worldwide travel products.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Cash and cash equivalents

Cash and cash equivalents consists of deposits held in business checking and saving account at financial institutions in the United States.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Commissions receivable

The Company accrues commissions monthly based on the reporting that shows all bookings that checked out that month. The Company then receives commissions mid-month for all those bookings that checked out in the prior month.

h. Intangible assets

Intangible assets assessed by the Company with finite useful lives are amortized on a systematic basis over their useful lives. The amortization period and amortization method for an intangible asset with a finite useful life reflects the pattern in which the assets' future economic benefits are expected to be consumed. Where the pattern cannot be reliably determined, the straight-line method is used. The amortization period and method is reviewed at least at each financial year-end.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Travel.win LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

i. Long-lived asset impairment

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income. At December 31, 2022 and 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Commission revenue is accrued monthly based on the bookings checked out monthly. The Company recognizes its set up and service/cancellation fees as incurred.

k. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. The estimated useful lives for each major depreciable classification of property, plant and equipment are as follows: computer equipment - 3 years. . Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

l. Cost of revenues

Cost of revenues includes technology costs for running the website as well as partner commissions and processing fees. The Company accrues the partner payments due and the total commission received each month at the same time that corresponding revenue is recognized.

m. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Equipment

The historical costs of the Company's computer equipment and related accumulated depreciation balances at were as follows:

	2022		2021	
Computer equipment	$	18,197	$	6,498
Total Accumulated Depreciation		(8,097)		(5,607)
Total	$	10,100	$	891

Depreciation expense was $2,490 and $1,610 for the years ended December 31, 2022 and 2021, respectively.

3. Intangible contract assets

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Travel.win LLC

Notes to the Financial Statements

For the years ended December 31, 2022 and 2021

The Company entered into a contract in 2020 with Alliance Reservations network as a content provider, customer support, and merchant of record services. This allows the Company to focus on aligning strategic partnerships to grow our consumer population network.

The total capitalized value of the contract is $100,000 which is amortized over a 15 year term. Amortization of the contract over the next five years and subsequent is as follows:

2023	$	6,667
2024		6,667
2025		6,667
2026		6,667
2027		6,667
Subsequent		51,943
Total amortization	$	85,278

Amortization expense was $6,667 and $6,667 for the years ended December 31, 2022 and 2021, respectively.

4. Members' equity

The Company has 2 classes of shares, A and B. Class B units are from initial investors and their units get paid back their initial investments prior to A class units receiving any distributions. Class A units do not have preferential treatment and would receive distributions based on the percentage they own after class B shareholders receive distributions.

5. Related party transactions

The Company has several partners and equity holders, including the CEO and CTO, that receive guaranteed payments. These payments are for services rendered and are classified as salaries on the statement of income. The total amount of these payments was $50,000 and $20,500 for the years ended December 31, 2022 and 2021, respectively.

6. Revenue

Revenues consist of the following:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Travel.win LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

		2022		2021
Commissions	$	50,106	$	110,747
Domain setup revenue		45,000		25,000
Monthly service and cancellation revenue		7,800		-
Total	$	102,906	$	135,747

7. Subsequent events

Management evaluated all activity of the Company through February 20, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.